

April 25, 2014

Via E-mail
Candice J. Wells
Vice President, Assistant General Counsel
    and Corporate Secretary
Linn Energy, LLC
600 Travis Street, Suite 5100
Houston, TX 77002

      Re: **Linn Energy, LLC**
            Form 10-K for the Fiscal Year Ended December 31, 2013
            Filed February 27, 2014
            File No. 0-51719

            LinnCo, LLC
            Form 10-K for the Fiscal Year Ended December 31, 2013
            Filed March 3, 2014
            File No. 1-35695

Dear Ms. Wells:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Linn Energy, LLC

Form 10-K for the Fiscal Year Ended December 31, 2013

Risk Factors

The terms of Berry's senior notes restrict Berry's ability to make distributions to us, which may limit the cash available to pay distributions to our unitholders, page 21

1.   The discussion within this risk factor explains that Berry's senior notes contain a number of restrictive covenants that impose restrictions on Berry's ability to make cash distributions to you; and that these restrictions may adversely affect your ability to pay distributions. Please tell us and disclose within MD&A the specific restrictions contained in Berry's senior notes that limit their ability to make cash distributions to you, and quantify the impact such restrictions may have on your ability to pay distributions at the current level.

Our business depends on gathering and transportation facilities…, page 25

2.   You state that "…some of our wells are drilled in locations that are not serviced by gathering and transportation pipelines, or the gathering and transportation pipelines in the area may not have sufficient capacity to transport additional production. As a result, we may not be able to sell the oil, natural gas and NGL production from these wells until the necessary gathering and transportation systems are constructed." As it relates to this disclosure, please provide the following additional information:
   - clarify the geographic area(s) where your production may be impacted by the lack of gathering and transportation lines, or capacity constraints on existing lines,
   - disclose the volumes impacted, and
   - disclose what impact, if any, the lack of sufficient gathering and transportation infrastructure may have on your development of existing PUD locations.

Note 11 – Commitments and Contingencies, page 105

3.   As it relates to the David Hall matter, you explain that in December 2013 you signed a memorandum of understanding to settle the case, and are in the process of seeking court approval of the settlement. Given the stage of the case, please explain why you are unable to estimate a possible loss, or range of possible loss.

<u>LinnCo, LLC</u>

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>General</u>

4.   To the extent the above comments are applicable to disclosures in the LinnCo, LLC Form 10-K, please make corresponding revisions.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or me at (202) 551-3740 if you have questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director